UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

25 March 2013
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc (the "Company")

25th March 2013

Re: 2012 Annual Report, Notice of Annual General Meeting, Proxy Form, Letter to Shareholders in relation to Scrip Dividend Offer and Scrip Entitlement Form (the "Documents")

The 2012 Annual Report, the Notice of the Annual General Meeting and the Annual General Meeting Proxy Form have been published by the Company today. A copy of the Annual Report is available here:
http://www.rns-pdf.londonstockexchange.com/rns/8249A_-2013-3-25.pdf
The above documents are available to view on the Company's website, www.crh.com.

A Letter to Shareholders in relation to the Scrip Dividend Offer and a Scrip Entitlement Form will be available on the Company's website on 28th March 2013.

The Documents will be posted to shareholders on 28th March 2013 and will be submitted to the U.K. National Storage Mechanism and the Irish Stock Exchange. Thereafter the documents will be available for inspection at:

Companies Announcement Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2
Tel. no: + 353 1 677 8808

and at:

http://www.hemscott.com/nsm.do

Enquiries

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 25 March 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director